Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS 2% TOTAL DEPLETIONS GROWTH IN THE THIRD QUARTER, LED BY 7% DEPLETIONS GROWTH FOR KONA

Year-to-date results reflect shipments and depletions converging as planned

CBA Management to discuss financial performance and provide high-level commentary on recently announced transaction with Anheuser-Busch during November 13 investor call

Portland, Ore. (November 12, 2019) — Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported financial results for the third quarter and year to date ended September 30, 2019. CBA will hold a question and answer conference call for the third quarter and year-to-date ended September 30, 2019 on Wednesday, November 13, 2019. During the call, CBA management will also share high-level comments on the recently announced transaction with Anheuser-Busch (A-B).

CBA and A-B Expanded Partnership

On November 11, 2019, Craft Brew Alliance and A-B jointly announced an agreement to expand their partnership, with A-B agreeing to purchase the remaining CBA shares it does not already own in a merger transaction for $16.50 per share, in cash.

The transaction is subject to customary closing conditions, including approval by a majority of CBA’s shareholders not affiliated with A-B and certain regulatory approvals.  The transaction is expected to close in 2020.

Reflecting on the quarter while also looking ahead, CBA Chief Executive Officer Andy Thomas said, “CBA’s third quarter depletions growth, fueled by Kona, is remarkable on a number of levels — in absolute terms, in contrast to the market overall, and notwithstanding its absolute size already as a top 10 national craft brand.  Moreover, within the Kona family, it’s clear that Big Wave is just getting started. And speaking of just getting started, we’re also extremely excited about the announcement made yesterday with A-B, which gives us greater opportunity to continue nurturing the growth of CBA’s portfolio while delivering certainty of value to our shareholders.”

Key performance highlights for the quarter and year-to-date include:

Kona growth outpacing the market

Kona’s depletion growth of 7% in the third quarter and 6% for the first nine months continued to outperform the craft segment and beer category overall, which were down 3.7% and 2%, respectively, compared to the same period in 2018. As competition and market complexity pressured established brands in both the on and off-premise, Kona’s momentum — ignited by the distribution drive earlier this year — was sustained through strong retail programming and promotional pricing initiatives. Now a top 10 craft brand as reported by Nielsen, Kona flagship Big Wave delivered double-digit domestic depletions growth in both channels during the third quarter, increasing by 17%, contributing to a 20% depletions increase year to date. During the third quarter we also made important strides in qualifying Big Wave for local production in Rio de Janeiro, which will enable us to unlock Kona’s full potential in Brazil.

La Rubia expansion

Emboldened by La Rubia’s continued strong performance in its home market of South Florida, where it now ranks in the top 8 leading craft brands per Nielsen, we accelerated expansion plans in the third quarter with a focus on targeting key Hispanic markets. Following La Rubia’s successful launch into Puerto Rico during the summer, the team most recently introduced the beer and its authentic story to new consumers in New York and Connecticut.

Beer gross margins stable, pub margins expand

Despite a decrease in gross margin for the third quarter, 28.2% compared to 31.6% in the third quarter of 2018, our year-to-date gross margin was 34.1%, a 90-basis point improvement over the same period last year. The third quarter decrease reflects lower beer gross margins of 30.8%, primarily due to volume deleveraging and promotional pricing to support expanded distribution following our marketing investments. These impacts were partially offset by benefits realized through our evolved footprint, which includes leveraging our brewing partnership with Anheuser-Busch. On a year-to-date basis, our beer gross margin expanded 50 basis points to 37.3% compared to the same period in 2018. We continued to make strong progress in improving our pub gross margins, which expanded 310 basis points to 10.2% in the third quarter, contributing to a 500 basis point expansion to 10.4% year to date, compared to the same periods last year.

Innovation and learning for future growth

CBA’s investments in consumer insights and innovation continued to influence our portfolio, both within and outside of traditional beer. As suppliers race to saturate the market with trending products, CBA’s pH Experiment business unit remains focused on listening closely to consumer needs and testing differentiated offerings that address future untapped opportunities. Following the launch of multiple test-sprints this year, the team is already working on identifying what consumers will want next.

Summary of financial results for the third quarter and year-to-date 2019

•                  Kona depletions grew 7% in the third quarter and 6% year to date from the comparable periods in 2018.

o                Total CBA depletions increased by 2% in the third quarter, improving the year-to-date trend to flat compared to the same period a year ago. CBA’s positive depletion trend reflects strong growth for Kona, as well as the larger role that our newly acquired brands now play in our overall portfolio mix. As a reminder, CBA’s year-to-date depletions were impacted by significant retailer out-of-stock issues that dampened Kona’s growth in key markets during critical selling periods. During the third quarter, we implemented several merchandiser pilot programs to improve retailer execution, and early indications point to positive benefits that will support continued execution improvement in 2020.

•                  Kona shipments were flat for the third quarter, primarily reflecting efforts to rebalance inventory levels as a result of the out-of-stock issues mentioned above. For the nine-month period, Kona shipments were up 7%, compared to the same period a year ago.

o                CBA owned beer shipments decreased by 2% in the third quarter and increased by 2% year to date compared to the same period a year ago.

•                  Owned beer sales were $39.5 million for the third quarter and $130.6 million year to date, a decrease of 7.4% and flat respectively from the same periods a year ago. Our third quarter owned beer sales decrease is attributed to promotional pricing and lower shipment volume, partially offset by improvements in brand family mix.

o                Total net sales were $47.2 million for the third quarter and $154.7 million year to date, a decrease of 10.8% and 4.6% respectively from the same periods a year ago.

In 2018, we received alternating proprietorship fees from Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing, which represented $1.6 million in the third quarter and $5.7 million year to date. With those brands now fully owned and excluding the impact of the alternating proprietorship fees, our 2019 net sales comparison would be a decrease of 8.0% for the third quarter and a decrease of 1.2% year to date.

•                  Total company gross margin in the third quarter was 28.2%, compared to 31.6% in the third quarter of 2018, while year-to-date gross margin was 34.1%, a 90-basis point improvement over the same period last year.

o                Beer gross margin was 30.8% in the third quarter versus 34.8% in the third quarter of 2018, primarily attributed to volume deleveraging and promotional pricing. Year-to-date beer gross margin was 37.3%, a 50-basis-point improvement over the same period in 2018.

o                Brewpub gross margin continued to improve, expanding 310 basis points to 10.2% in the third quarter, primarily reflecting improvements as a result of our reshaped pub footprint. Our year-to-date brewpub gross margin expanded 500 basis points over the same period last year, to 10.4%.

•                  Selling, general and administrative expense (“SG&A”) was $16.5 million in the third quarter, slightly lower than the third quarter last year.

o                Year-to-date SG&A increased by $14.1 million, to $61.4 million, primarily attributed to the national marketing investment to fuel Kona’s growth and a $4.7 million pre-tax expense related to the Kona class action lawsuit settlement accrued as a one-time expense in the first quarter. The claim period ended October 7, 2019, and the total cost of litigation is not expected to materially exceed the $4.7 million accrual.

•                  Net loss for the quarter was $1.2 million compared to net income of $0.1 million in the third quarter in 2018. Our net loss for the quarter includes the benefit of federal research and development (“R&D”) tax credits, worth approximately $1.6M, or $0.08 per share, that were realized on recent operational investments.

o                On a year-to-date basis, we recorded a net loss of $6.0 million primarily attributed to the Kona class action accrual. On an adjusted non-GAAP basis excluding the $3.6 million after-tax impact of the accrual, and adding back the $1.6 million R&D tax credit, our year-to-date net loss was $4.0 million.

•                  We recorded a net loss per share of $0.06 in the third quarter, which included the $0.08 benefit from R&D tax credits.

o                Year to date, we recorded a net loss per share of $0.31. On an adjusted non-GAAP basis excluding the $3.6 million after-tax expense accrual, and adding back the $0.08 R&D tax credit, our net loss per share was $0.20.

2019 Financial Guidance

On September 5, 2019, we updated our 2019 guidance as follows:

•                  Depletions and shipments range of flat to an increase of 3%.

•                  Average price increases of 1% to 2%.

•                  Gross margin rate of 34.5% to 36.5%.

•                  SG&A range between $75 million and $79 million, which reflects a $4.7 million one-time expense related to the Kona class action lawsuit settlement.

•                  Capital expenditures range between $13 million and $17 million.

In addition, our effective tax rate is expected to approximate 40% for the year as a result of the benefit of our R&D tax credits. Excluding the discrete credits, our effective rate would have been approximately 25% as updated on September 5, 2019.

Additional Information about the Merger and Where to Find It:

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The Company plans to mail to its shareholders the definitive Proxy Statement in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT A-B, THE COMPANY, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement (when available) and other documents filed with the SEC by A-B and the Company through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by the Company in the Investor Relations section of the Company’s website at www.craftbrew.gcs-web.com or by contacting the Company’s Investor Relations at Investor.Relations@craftbrew.com or by calling 503-331-7270.

Forward Looking Statements:

Some of the statements in this [communication] are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements (including where the word “could,” “may,” or “would” is used rather than the word “will”) and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of the Company and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company, or persons acting on either on its behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections, including depletions and shipments; the effect of out-of-stock issues and lower contract brewing shipments; price increases; gross margin rate improvement; the level and effect of SG&A expense; the effect of the class action settlement; effective tax rate changes; the risk associated with the Company’s ability to obtain the shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; the anticipated size of the markets and continued demand for A-B’s products and the impact of competitive responses to the announcement of the transaction. Additional risks are described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2019. Forward-looking statements speak only as of the date they are made. Except as required by law, neither A-B’s nor the Company has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Participants in Solicitation:

The Company and certain of its respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of the Company in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement described above when it is filed with the SEC. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2019, or its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 6, 2019. These documents are available free of charge as described above.

About Craft Brew Alliance

Craft Brew Alliance (CBA) is a leading craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands: Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

CONTACT: Jenny McLean, Director of Communications, Investor.Relations@craftbrew.com